Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting of G Medical

Innovations Holdings Ltd.

will be virtually held on 15 December 2023, commencing at 10am EST U.S.

G Medical Innovations Holdings Ltd. (the “Company”) strongly encourages all shareholders (the “Shareholders”) to vote by directed proxy for the extraordinary general meeting (“Meeting” or “EGM”). Proxy Forms for the Meeting should be lodged before 11.59pm EST U.S. on 13 December 2023 or 48 hours before any adjourned meeting).

The Company has made arrangements for Shareholders who wish to attend the Meeting Teleconference.

The Meeting shall be held via video conference (ZOOM) and the Company shall control the access to the Meeting. To log into the Meeting please log Zoom Meeting

Meeting ID: 963 4120 4195

Passcode: 524264

The Meeting will be conducted virtually via the above platform, which is permitted in accordance with the memorandum and articles of association of the Company (the “Articles of Association”) on the basis that the facilities permit all persons in the meeting to communicate with each other simultaneously and instantaneously.

You will be able to attend the Meeting, submit questions and vote during the Meeting.    In these circumstances and solely for the purposes of the Articles of Association, the Meeting shall be deemed to be physically held at the place where the Chairman of the Meeting is physically present at 12708 Riata Vista Circle, Suite A104 Austin, Tx 78727.

If the above arrangements with respect to the Meeting change, including any adjournment, Shareholders will be updated via the Company’s website at www.gmedinnovations.com.

This notice (the “Notice”) should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

A poll will be called on all resolutions being considered at this Meeting.

NOTICE IS HEREBY GIVEN that the 2023 extraordinary general meeting (“Meeting” or “EGM”) of G Medical Innovations Holdings Ltd. (the “Company”) will be virtually held on 15 December 2023 commencing at 10am EST US for the following purposes:

1)      Resolution 1 — Subject to the passing of Resolution 2, to consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“That, the authorised share capital of the Company be changed from US$1,050,000 divided into 150,000,000 Shares of par value US$0.007 each, of which (i) 80,000,000 are designated as Ordinary Shares of par value US$0.007 each, and (ii) 70,000,000 are designated as Preferred Shares of par value US$0.007 each to US$1,050,000 divided into 10,500,000,000 Shares of par value US$0.0001 each (the

“Subdivided Shares”), of which (i) 5,600,000,000 shall be designated as Ordinary Shares of par value US$0.0001 each, and (ii) 4,900,000,000 shall be designated as Preferred Shares of par value US$0.0001 each (the “Share Subdivision”) by (a) the subdivision of all of the authorised but unissued shares of a par value of US$0.007 each by 70; and (b) the subdivision of all of the authorised and issued shares of a par value of US$0.007 each by 70, and that the Subdivided Shares (both issued and unissued) will rank pari passu in all respects with each other with such Share Subdivision to take effect once passed and, in accordance with the Proxy Statement.”

2)      Resolution 2 — Subject to the passing of Resolution 1, to consider and if thought fit, to pass with or without amendment, as a special resolution the following:

“That, the memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and by the substitution in their place of the amended and restated memorandum and articles of association, substantially in the form attached hereto as Exhibit A.”

The Board of Directors of the Company has fixed the close of business on 22 November 2023 as the record date (the “Record Date”) for determining Shareholders entitled to receive notice of the EGM. As of the Record Date, there were 277,763 Ordinary Shares and 200,489 Preferred Shares issued and outstanding and entitled to vote at the EGM excluding 81 treasury shares not taken into account.

ANY SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE EGM IS ALSO ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND VOTE INSTEAD OF THE SHAREHOLDER. TO BE EFFECTIVE, A VALIDLY EXECUTED PROXY FORM MUST BE RECEIVED BY THE COMPANY BEFORE 11.59PM EST US ON 13 DECEMBER 2023 OR 48 HOURS BEFORE ANY ADJOURNED MEETING IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THIS NOTICE AND PROXY STATEMENT.

Whether or not you plan to attend the EGM, you are urged to promptly review, complete, execute and return the proxy in accordance with the instructions in the proxy form.

A Proxy Form is enclosed with the Notice and Proxy Statement. This is to be used by Shareholders if they wish to appoint a representative proxy (a “proxy”) to vote in their place. All Shareholders are invited and encouraged to return the Proxy Form to the Company in accordance with the instructions detailed in the Proxy Form.

Please note that:

•        a Shareholder of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and, on a poll, vote instead and that a proxy need not also be a Shareholder;

•        a proxy need not be a member of the Company; and

•        a Shareholder may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one share.

Completed Proxy Forms can be sent to the Company by:

Post:      Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States of America

Email:   Service@gmedinnovations.com

Online:  www.proxyvote.com

Shareholders can click on the above website link provided and log-on using the control number located on your notice of availability of proxy materials or your personalised proxy card.

Proxy Forms must be received by the Company before 11.59pm EST US on 13 December 2023 or 48 hours before any adjourned Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

Return of your proxy does not deprive you of your right to attend the EGM, to revoke the proxy or to vote your shares in person.

The full proxy materials, including the proxy form, and an electronic version of this Notice of Extraordinary General Meeting, are also available to you to at https://gmedinnovations.com/investors#irm-content.

By Order of the Board of Directors,
/s/ Kenneth R. Melani
Kenneth R. Melani Chairman of the Board of Directors 28 November 2023

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